Filed Pursuant to Rule 424(b)(3)
Registration No. 333-116019

PROSPECTUS

10,238,333 Shares

GUIDELINE, INC.

Common Stock

This prospectus relates to the disposition of up to 10,238,333 shares of common stock of Guideline, Inc. by the selling stockholders listed herein or their transferees. The shares covered by this prospectus were issued in private transactions.

The prices at which the selling stockholders or their transferees may dispose of their shares will be determined by the selling stockholders at the time of sale and may be at the prevailing market price for the shares at prices related to such market price at varying prices determined at the time of sale or at negotiated prices. Information regarding the selling stockholders and the times and manner in which they may offer and sell the shares under this prospectus is provided under “Selling Stockholders” and “Plan of Distribution” in this prospectus. We will not receive any of the proceeds from the sale of the shares offered under this prospectus. However, certain of the shares of common stock covered hereby will be issued only upon the exercise of warrants. Upon exercise of these warrants, we will receive the proceeds of the exercise prices of such warrants if they are exercised other than on a net exercise basis.

Our common stock is traded on the Over-The-Counter Bulletin Board, or OTCBB, under the symbol “GDLN.OB”. On April 25, 2006, the last reported sale price of our common stock on the OTCBB was $1.35 per share.

YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS FOR OUR SHARES, WHICH ARE LISTED ON PAGE 6 OF THIS PROSPECTUS. SEE “RISK FACTORS”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 10, 2006

TABLE OF CONTENTS

Page

FORWARD-LOOKING STATEMENTS	3
THE COMPANY	4
RISK FACTORS	6
USE OF PROCEEDS	12
SELLING STOCKHOLDERS	12
DESCRIPTION OF CAPITAL STOCK	17
PLAN OF DISTRIBUTION	19
VALIDITY OF COMMON STOCK	21
EXPERTS	21
WHERE YOU CAN FIND MORE INFORMATION ABOUT US	22
_________________________

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there have been no changes in the affairs of the Company since the date hereof.

FORWARD-LOOKING STATEMENTS

Certain statements we make in this prospectus, and other written or oral statements by us or our authorized officers on our behalf, may constitute "forward-looking statements" within the meaning of the Federal securities laws. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industry and economies in which we operate and other information that is not historical information. Words or phrases such as "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes" and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but we cannot assure you that our expectations, beliefs and projections will be realized.

Before you invest in our common stock, you should be aware that the occurrence of the events described in the section captioned "Risk Factors" beginning on page 6 and otherwise discussed elsewhere in this prospectus or in materials incorporated in this prospectus by reference to our other filings with the SEC, could have a material adverse affect on our business, financial condition and results of operation.

The data included in this prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, are based on independent industry publications, reports of government agencies or other published industry sources or our estimates based on management's knowledge and experience in the markets in which we operate. Our estimates have been based on information provided by customers, suppliers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size. As a result, you should be aware that market, ranking and other similar data included in this prospectus, and estimates and beliefs based on that data, may not be reliable.

THE COMPANY

GUIDELINE, INC. (formerly known as FIND/SVP, Inc.) and its wholly-owned subsidiaries (collectively, “Guideline” or the “Company” which may be also referred to in this prospectus as “we”, “us” or “our”) is a single-source provider of customized business research and analysis. Through our end-to-end continuum of On-Demand Business Research, Custom Market Research, Strategic Intelligence and Product Development Intelligence, our research analysts create integrated solutions that enable clients to make informed decisions to address their critical business needs. We specialize in nearly all major industries, including healthcare and pharmaceuticals, financial services, advertising and professional services, industrial, consumer and retail, food and beverage, media and entertainment and chemicals. In many cases, we function as our customers’ primary information and business intelligence resource on an outsourced basis, especially among the growing universe of companies that have downsized their internal research staffs and information resources. In other cases, we serve as a reliable supplemental resource to customers’ internal capabilities.

We were incorporated in the State of New York in 1969. In 1971, we became affiliated with SVP International S.A. ("SVP") through a currently existing licensing agreement which gives us the right to use the SVP name, provides us access to the resources of what are currently 11 additional SVP affiliated companies located around the world, and prohibits SVP or its affiliates from competing with us in the United States. On March 13, 2006, after obtaining shareholder approval, we changed our name from FIND/SVP, Inc. to Guideline, Inc. to better communicate our strategy of guiding customers through their strategic business research and consulting needs.

We sell research and consulting services to over 1,600 corporate customers annually, approximately 1,200 of which subscribe under recurring revenue contracts generally averaging twelve months in length. We currently perform over 40,000 individual research assignments annually for our customers.

We are organized into four business segments:

•
ON-DEMAND BUSINESS RESEARCH (formerly known as Quick Consulting Service or QCS) offers on-demand access to a dedicated research team that quickly provides the insights and knowledge customers need related to competitors, markets, technology and new opportunities. Customers pay a fixed monthly, quarterly, semi-annual or annual subscription fee for the right to access our in-house consulting staff on a continuous and as-needed basis to answer short custom research requests on virtually any business-related topic. This service enables customers to satisfy their day-to-day business information needs on an outsourced basis, which is generally more effective and less expensive than performing the work in-house.

•
STRATEGIC INTELLIGENCE (formerly known as Strategic Consulting and Research Group or SCRG) provides insightful primary intelligence, legally obtained from unpublished sources, industry experts, market watchers and market participants who know the companies you want to understand.

•
CUSTOM MARKET RESEARCH (formerly known as Quantitative Market Research) provides in-depth custom quantitative and qualitative research and analysis through advanced techniques including surveys, focus groups, in-depth interviewing and mystery shopping, both domestically and internationally.

•
PRODUCT DEVELOPMENT INTELLIGENCE (“PDI”) (formerly known as Teltech) provides analysis and expert advice in conceiving, developing and commercializing new products and processes in a wide range of industries, including chemicals, consumer products, healthcare and industrial.

Together, these four business segments enable us to perform both primary and secondary research, handle small, medium or large research assignments, provide a full range of ancillary outsourced business information services and offer wide industry coverage. We therefore believe that one of our unique and compelling value propositions is that we can serve as an efficient single source, end-to-end solutions provider of a significant portion of our customers’ business information needs.

The research resources we use to service our customers’ needs include our in-house staff of 137 full time researchers and consultants, access to approximately 1,500 computer databases and subscription-paid websites, 5,200 internal information files, 4,300 books and reference works, 800 periodicals and trade journals, and our internal database of over 500,000 previously completed research assignments. In addition, through our licensing agreement with SVP, we have access to approximately 1,000 additional SVP research personnel worldwide, and access to 9,935 outside consultants as part of our Expert Network.

Our corporate headquarters are located at 625 Avenue of the Americas, New York, New York, 10011, our phone number is (212) 645-4500 and our website is www.guideline.com. We make available free of charge through our web site, www.guideline.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, and the proxy statement for our annual meeting of stockholders, as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

RISK FACTORS

You should carefully consider the risks described below that we believe to be the risks faced by us, as well as other information contained in this prospectus, before making a decision to buy our common stock. Investing in our common stock involves a high degree of risk. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Operations

Our failure to maintain our client base or renewal rates for our subscription-based services could have a material adverse effect on our business and financial results.

We may not be successful in maintaining retainer and deposit account renewal rates or the size of our retainer and deposit account client base. Our ability to renew retainer and deposit accounts is subject to a number of risks, including the following:

•	We may be unsuccessful in delivering consistent, high quality and timely analysis and advice to our clients;

•	We may not be able to hire and retain a sufficient number of qualified professionals in a competitive job market;

•	We may be unsuccessful in understanding and anticipating market trends and the changing needs of our clients; and

•	We may not be able to deliver products and services of the quality and timeliness to withstand competition.

Our failure to consistently sell a sufficient number of new projects in our non-subscription based project businesses could have a material adverse effect on our business and financial results.

Our ability to replace completed engagements in our project businesses with new engagements is subject to a number of risks, including the following:

•	We may be unsuccessful in delivering consistent, high quality and timely research and consulting services to our clients;

•	We may not be able to hire and retain a sufficient number of qualified professionals in a competitive job market;

•	We may be unsuccessful in understanding and anticipating market trends and the changing needs of our clients; and

•	We may not be able to deliver research and consulting services of the quality and timeliness to withstand competition.

Our inability to timely respond to rapid changes in the market or the needs of our clients could have a material adverse effect on our future operating results.

Our success depends in part upon our ability to anticipate rapidly changing market trends and to adapt our products and services to meet the changing needs of our clients. Frequent and sometimes dramatic changes, including the following, characterize our industry:

•	Introduction of new products and obsolescence of others; and

•	Changing client demands concerning the marketing and delivery of our products and services.

This environment of rapid and continuous change presents significant challenges to our ability to provide our clients with current and timely analysis and advice on issues of importance to them.

Our senior credit facility contains various covenants which limit management’s discretion in the operation of our business, and our failure to comply with these covenants could have a material adverse effect on our business, results of operations and financial condition.

On March 31, 2005, we entered into a new senior secured credit facility pursuant to the Credit Agreement, dated as of March 31, 2005, between the Company and Fleet National Bank, a Bank of America company, as lender. Our senior credit facility establishes a commitment by the lender to provide us with up to $9,000,000 in the aggregate of loans and other financial accommodations consisting of a senior secured term loan facility in an aggregate principal amount of $4,500,000 and a senior secured revolving credit facility in an aggregate principal amount of up to $4,500,000. On April 1, 2005, the full amount of our term facility was drawn in a single drawing and applied, among other things, to consummate the acquisition of Atlantic Research & Consulting, Inc., consummate the acquisition of Signia Partners Incorporated, and pay transaction-related costs and expenses. Furthermore, as of December 31, 2005, $2,000,000 has been drawn and remains outstanding under our senior secured revolving credit facility.

Subject to permitted exceptions, our senior credit facility contains various provisions that restrict our ability to, among other things:

•	Incur additional indebtedness;

•	Pay dividends or distributions on, or redeem or repurchase, capital stock;

•	Make investments;

•	Engage in transactions with affiliates;

•	Incur liens;

•	Transfer or sell assets; and

•	Consolidate, merge or transfer all or substantially all of our assets.

In addition, our senior credit facility requires us to meet certain financial covenants. Any failure to comply with the terms of our senior credit facility may result in an event of default. Substantially all of our assets are pledged to secure our indebtedness under our senior credit facility. If we default on the financial or other covenants in our senior credit facility, our lenders could foreclose on their security interest in our assets, which would have a material adverse effect on our business, results of operations and financial condition. In addition, the lenders may be able to terminate any commitments with respect to future financing.

Failure to attract and retain qualified personnel could have a material adverse effect on our business and financial results.

We need to hire, train and retain a sufficient number of qualified employees to operate our business and support our growth. In particular, we need qualified consultants, project managers, researchers, relationship managers, sales and marketing professionals, and technology professionals. We experience competition in recruiting and retaining qualified employees. Our failure to attract and retain qualified personnel could have a material adverse effect on our business and financial results.

Our business may be adversely affected if we lose any key members of management.

We rely on various key management personnel in many areas of our business, and our success depends in part on our ability to motivate and retain such highly qualified management personnel. The loss of a sufficient number of management personnel could have a material adverse effect on the Company.

Our pricing related to our subscription and project business is subject to pressure from various market forces.

The existence of significant competition in all of our business lines, as well as the emergence of various lower cost information resources such as the internet and foreign research firms, may force us to reduce our prices in order to compete and maintain our market share. Such price reductions could have a material adverse effect on our business and results of operations.

We experience significant competition in each of our business lines.

Many of the companies with whom we compete are significantly larger than us, with substantially greater financial and operational resources. Such competitors may be able to provide competitive services less expensively or market them more effectively, or develop new products and services which are superior to our products and services. Our failure to compete successfully with such firms could have a material adverse effect on our business and operating results.

We must be able to manage organic growth and growth through acquisitions effectively.

We have grown, and our plan is to continue to grow, rapidly through prudent acquisitions. Growth places significant demands on our management, administrative, operational and financial resources. Our success in managing growth will require us to continue to improve our systems and to motivate and effectively manage an evolving workforce. Failure to successfully manage growth could have a material adverse effect on our business and operating results.

Future acquisitions or investments may not be successful, and may have a material adverse effect on our business and operating results.

We have made four acquisitions since April 1, 2003, and intend to make future acquisitions. There can be no guarantee that any future acquisitions will be successful due to factors such as difficulties negotiating the terms of the purchase, financing the purchase, or integrating and assimilating the employees, products and operations of the acquired business. Acquisitions may also disrupt our ongoing business and distract management. Furthermore, acquisitions may require that we expend significant sums of cash and other consideration which would then be unavailable for other business purposes, and which may require us to incur debt or issue equity.

Our operating results can vary significantly from quarter to quarter based on factors which are not always in our control.

Our operating results vary from quarter to quarter. We expect future operating results to fluctuate due to several factors, many of which are out of our control:

•	The disproportionately large portion of our subscription accounts that expire in the fourth quarter of each year, and the level and timing of the renewals of such subscription accounts;

•	The mix of subscription revenue versus project revenue;

•	The number, size and scope of the projects in which we are engaged, the degree of completion of such engagements, and our ability to complete such engagements;

•	The timing and amount of new business generated by us;

•	The timing of the development, introduction, and marketing of new products and services and modes of delivery;

•	The timing of hiring research and sales personnel;

•	The accuracy of estimates of resources required to complete ongoing project engagements;

•	Changes in the spending patterns of our clients;

•	Our accounts receivable collection experience; and

•	Competitive conditions in the industry.

Due to these factors, we believe period-to-period comparisons of results of operations are not necessarily meaningful and should not necessarily be relied upon as an indication of future results of operations.

Recently enacted and proposed regulatory changes will increase our costs.

Recently enacted and proposed changes in the laws and regulations affecting publicly-traded companies, including the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), will increase our expenses to comply with the new requirements. In particular, we expect to incur significant additional administrative expense as we implement Section 404 of the Sarbanes-Oxley Act, which requires management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting. Compliance with the Sarbanes-Oxley Act and other rules and regulations applicable to us could also result in continued diversion of management’s time and attention, which could prove to be disruptive to business operations. Further, we may lose or may experience difficulty in attracting qualified directors and officers.

There can be no assurance that we will timely complete the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Possible consequences of failure to complete such actions include sanction or investigation by regulatory authorities, such as the Securities and Exchange Commission. Any such action could harm our stock price and also have a material adverse effect on our cash flow and financial position.

Risks Related to our Stock

Our common stock has been delisted from the NASDAQ Stock Market and trades on the OTC Bulletin Board, which may negatively impact the trading activity and price of our common stock.

In April 2001, our common stock was delisted from the NASDAQ National Market as a result of our failure to comply with certain quantitative requirements for continued listing on NASDAQ. Our common stock trades on the OTC Bulletin Board. The OTC Bulletin Board is generally considered less liquid and efficient than NASDAQ, and although trading in our stock was relatively thin and sporadic before the delisting, the liquidity of our common stock has declined and price volatility increased because smaller quantities of shares are bought and sold, transactions may be delayed and securities analysts’ and news media coverage of us has diminished. These factors could result in lower prices and larger spreads in the bid and ask prices for our common stock. Reduced liquidity may reduce the value of our common stock and our ability to use our equity as consideration for an acquisition or other corporate opportunity.

We do not expect to pay dividends on our common stock in the foreseeable future.

We do not intend to pay dividends on our common stock in the foreseeable future. In addition, our senior credit facility contains restrictive covenants that may restrict our ability to pay dividends to our shareholders. Pursuant to our credit facility, we can only declare and pay cash dividends solely out of 50% of our consolidated net income arising after December 31, 2005. Therefore, you should not purchase our common stock if you need or would like immediate or future income by way of dividends from your investment.

The sale of a substantial amount of our common stock, including shares issued upon exercise of outstanding warrants or conversion of our convertible preferred stock, could adversely affect the prevailing market price of our common stock.

The sale and issuance of a substantial amount of our common stock, including shares issued upon exercise of outstanding warrants or conversion of our convertible preferred stock, or the perception that such sales could occur could adversely affect the prevailing market price of our common stock.

The ability of our Board of Directors to issue additional preferred stock could delay or impede a change of control of our company and may adversely affect the price an acquirer is willing to pay for our common stock.

The Board of Directors has the authority to issue, without further action by the shareholders, up to an additional 1,667,000 shares of preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the market price of, and the voting and other rights of, the holders of common stock. Additionally, the conversion of preferred stock into common stock may have a dilutive effect on the holders of common stock.

Our stock price has fluctuated and may continue to fluctuate widely.

The market price of our common stock has fluctuated substantially in the past. The market price of our common stock will continue to be subject to significant fluctuations in the future in response to a variety of factors, including:

•	the business environment, including the operating results and stock prices of companies in the industries we serve;

•	our liquidity needs and constraints;

•	changes in management and other personnel;

•	trading on the OTC Bulletin Board;

•	fluctuations in operating results;

•	future announcements concerning our business or that of our competitors or customers;

•	the introduction of new products or changes in product pricing policies by us or our competitors;

•	developments in the financial markets;

•	general conditions in the consulting industry; and

•	perceived dilution from stock issuances for acquisitions, our 2004 equity private placement financing and convertible preferred stock and other transactions.

  Furthermore, stock prices for many companies fluctuate widely for reasons that may be unrelated to their operating results. Those fluctuations and general economic, political and market conditions, such as recessions, terrorist or other military actions, or international currency fluctuations, as well as public perception of equity values of publicly-traded companies may adversely affect the market price of our common stock.

FOR ALL OF THE FOREGOING REASONS AND OTHERS SET FORTH IN THIS PROSPECTUS, THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. ANY PERSON CONSIDERING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS PROSPECTUS. THE SECURITIES SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD A TOTAL LOSS OF THEIR INVESTMENT IN THE COMPANY.

USE OF PROCEEDS

All net proceeds from the disposition of the shares of common stock covered by this prospectus will go to the selling stockholders. We will not receive any proceeds from the disposition of the common stock by the selling stockholders. However, certain of the shares of common stock being sold will be issued only upon the exercise of warrants held by the selling stockholders. Upon exercise of these warrants, we will receive the proceeds of the exercise prices of such warrants if they are exercised other than on a net exercise basis. To the extent we receive cash upon any exercise of the warrants, we intend to use that cash for general corporate purposes. See “Plan of Distribution”.

SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of April 4, 2006 by each of the selling stockholders, and as adjusted to reflect the sale of the shares in this offering. As of April 4, 2006, approximately 20,456,254 shares of our common stock were outstanding. The 10,238,333 shares of our common stock registered for public resale pursuant to this prospectus and listed under the column “Number of Shares Being Offered” include: (i) 6,000,000 shares (the “Private Placement Shares”) of our common stock issued in the 2004 equity private placement financing, hereinafter referred to as the 2004 financing, and currently held by the selling stockholders other than Petra Mezzanine Fund, L.P., hereinafter referred to as Petra; (ii) 3,000,000 shares (the “Warrant Shares”) that may be issued upon the exercise of warrants issued to the selling stockholders other than Petra in the 2004 financing; (iii) 333,333 shares of common stock that may be issued upon conversion of our Series A convertible preferred stock held by Petra, plus up to an additional 160,000 shares of Common Stock issuable to Petra upon conversion of up to an additional 160,000 shares of our Series A convertible preferred stock that may be issued to them as dividends on their shares of Series A convertible preferred stock (the “Conversion Shares”); and (iv) 745,000 shares (the “Petra Warrant Shares”) of our common stock that may be issued upon the exercise of warrants held by Petra.

Shares listed under the column “Number of Shares Being Offered” represent the number of shares that may be sold by each selling stockholder pursuant to this prospectus. Pursuant to Rule 416 of the Securities Act of 1933, the registration statement of which this prospectus is a part also covers any additional shares of our common stock which become issuable in connection with such shares because of any stock dividend, stock split, or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

The information under the heading “Shares of Common Stock Beneficially Owned After the Offering” assumes each selling stockholder sells all of its shares offered pursuant to this prospectus to unaffiliated third parties, that the selling stockholders will acquire no additional shares of our common stock prior to the completion of this offering, and that any other shares of our common stock beneficially owned by the selling stockholders will continue to be beneficially owned. Each selling stockholder may sell all, part or none of its shares.

The information under the heading “Shares of Common Stock Beneficially Owned Prior to Offering” is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. To our knowledge, the persons and entities named in the selling stockholder table have sole voting and sole investment power with respect to all securities which they beneficially own. Shares of common stock subject to options, warrants, or issuable upon conversion of convertible securities currently exercisable or exercisable within 60 days from April 4, 2006 are deemed outstanding for computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person. The “Number of Shares Being Offered” and “Shares of Common Stock Beneficially Owned Prior to Offering” in the following table includes the Warrant Shares, the Petra Warrant Shares and Conversion Shares.

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares Being	Shares of Common Stock Beneficially Owned After Offering
	Number	Percent (1)	Offered	Number	Percent

Special Situations Fund III QP, L.P. (2)(3)	2,162,340	10.2%	1,565,293	597,047	2.9%

Special Situations Fund III, L.P. (2)(3)	189,542	*	137,207	52,355	*

Special Situations Cayman Fund, L.P. (2)(3)	787,900	3.8%	567,000	220,900	1.1%

Special Situations Private Equity Fund, L.P.(2)(3)	1,226,350	5.9%	883,450	342,900	1.7%

Pequot Capital Management, Inc. (2)(4)	225,000	1.1%	225,000	0	*

City of Milford Pension & Retirement Fund (2)	273,000	1.3%	273,000	0	*

City of Stamford Firemen’s Pension Fund (2)	139,500	*	139,500	0	*

National Federation of Independent Business Employee Pension Trust (2)	69,000	*	69,000	0	*

National Federation of Independent Business (2)	69,000	*	69,000	0	*

Norwalk Employees' Pension Plan (2)	205,050	1.0%	205,050	0	*

Public Employee Retirement System of Idaho (2)	867,000	4.2%	867,000	0	*

Asphalt Green, Inc. (2)	30,000	*	30,000	0	*

Lazar Foundation (2)	10,000	*	10,000	0	*

Alan B. & Joanne K. Vidinsky 1993 Trust (2)	10,000	*	10,000	0	*

Helen Hunt (2)	12,500	*	12,500	0	*

Francois deMenil (2)	10,000	*	10,000	0	*

Jeanne L. Morency (2)	21,500	*	21,500	0	*

Psychology Associates (2)	10,500	*	10,500	0	*

Peter Looram (2)	16,500	*	16,500	0	*

Domenic J. Mizio (2)	63,000	*	63,000	0	*

Morgan Trust Co. of the Bahamas Ltd. As Trustee U/A/D 11/30/93 (2)	41,500	*	41,500	0	*

John Rowan (2)(5)	4,500	*	4,500	0	*

Susan Uris Halpern (2)	63,000	*	63,000	0	*

Theeuwes Family Trust, Felix Theeuwes Trustee (2)	34,500	*	34,500	0	*

William B. Lazar (2)	21,250	*	21,250	0	*

Robert K. Winters (2)	1,950	*	1,950	0	*

Basso Multi-Strategy Holding Fund Ltd. (2)	68,400	*	68,400	0	*

Basso Equity Opportunity Holding Fund Ltd. (2)	26,600	*	26,600	0	*

DKR Soundshore Oasis Holding Fund Ltd. (2)	667,500	3.2%	667,500	0	*

SF Capital Partners Ltd. (2)(5)	162,500	*	162,500	0	*

Castle Creek Technology Partners LLC (2)(5)	182,000	*	182,000	0	*

Shannon River Partners, LP (2)	85,500	*	85,500	0	*

Shannon River Partners II (2)	139,500	*	139,500	0	*

Corsair Capital Partners LP (2)(5)(6)	90,420	*	90,420	39,811	*

Corsair Capital Partners 100, LP (2)(5)	3,435	*	3,435	0	*

Corsair Capital Investors, Ltd. (2)(5)	26,605	*	26,605	0	*

Leviticus Partners, L.P. (2)(5)(7)	764,250	3.7%	189,250	575,000	2.8%

Schottenfeld Qualified Associates, LP (2)(5)	91,500	*	91,500	0	*

Iroquois Capital, LP (2)	40,000	*	40,000	0	*

Crown Investment Partners, LP (2)	37,500	*	37,500	0	*

Bald Eagle Fund Ltd. (2)	1,225	*	1,225	0	*

Kensington Partners L.P. (2)	23,775	*	23,775	0	*

Gideon I. Gartner (2)	34,050	*	34,050	0	*

Stuart Shapiro Money Purchase Plan (2)	15,000	*	15,000	0	*

Petra Mezzanine Fund, L.P. (8)	1,078,333	5.0%	1,238,333	0	*

*	Less than 1%.

This table is based upon information supplied by the selling stockholders and Schedules 13D and 13G filed with the SEC.

(1)
Applicable percentage of ownership for each selling stockholder is based on 20,456,254 shares of common stock outstanding as of April 4, 2006, plus the number of shares of common stock issuable to each such selling stockholder upon exercise of any warrant or conversion of any convertible preferred stock held by it.

(2)
“Shares of Common Stock Beneficially Owned Prior to Offering” includes shares of common stock purchased in the 2004 financing and covered by this prospectus, plus shares of common stock issuable upon exercise of the warrant granted in connection with the 2004 financing and covered by this prospectus.

(3)
MGP Advisors Limited (“MGP”) is the general partner of Special Situations Fund III QP, L.P. and Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP and the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. MG Advisers, L.L.C. (“MG”) is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM and MG and are principally responsible for the selection, acquisition and disposition of the portfolio securities by each investment adviser on behalf of its fund.

“Shares of Common Stock Beneficially Owned prior to Offering” also includes 597,047, 52,335, 220,900 and 342,900 shares of common stock otherwise owned by Special Situations Fund III QP, L.P., Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P. and Special Situations Private Equity Fund, L.P., respectively.

(4)
Shares of Common Stock beneficially owned by Pequot Capital Management, Inc., represents (i) 149,476 shares issuable upon exercise of the warrant held of record by Pequot Mariner Master Fund, L.P. and (ii) 75,524 shares issuable upon exercise of the warrant held of record by Pequot Mariner Onshore Fund, L.P. (collectively, the “Pequot Funds”). Pequot Capital Management, Inc. which is the investment manager to the Pequot Funds, exercises sole voting, investment and dispositive power for all shares held of record by the Pequot Funds.

(5)	Selling stockholder is not a broker-dealer, but is affiliated with one or more broker-dealers.

(6)	“Shares of Common Stock Beneficially Owned prior to Offering” also includes 39,811 shares of common stock otherwise owned by Corsair Capital Partners, LP and not covered by this prospectus.

(7)	“Shares of Common Stock Beneficially Owned prior to Offering” also includes 575,000 shares of common stock otherwise owned by Leviticus Partners, LP and not covered by this prospectus.

(8)
“Shares of Common Stock Beneficially Owned Prior to Offering” includes 745,000 shares of common stock issuable upon exercise of the warrants held by Petra Mezzanine Fund, L.P. and covered by this prospectus, plus 333,333 shares of common stock issuable upon conversion of the shares of Series A Preferred Stock held by Petra Mezzanine Fund, L.P. and covered by this prospectus, and excludes an additional 160,000 shares of Common Stock issuable to Petra upon conversion of up to an additional 160,000 shares of our convertible preferred stock that may be issued to them as dividends on their shares of convertible preferred stock and which are covered by this prospectus.

Information about other selling stockholders will be set forth in prospectus supplements or post-effective amendments, if required. The selling stockholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their securities since the date on which the information in the above table is presented. Information about the selling stockholders may change from time to time. Any changed information with respect to which we are given notice will be set forth in prospectus supplements.

None of the selling stockholders are broker-dealers. The selling stockholders who are affiliates of broker-dealers purchased the securities in the ordinary course of business and, at the time of the purchase of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Because the selling stockholders may offer all or some of their Common Stock from time to time, we cannot estimate the amount of Common Stock that will be held by the selling stockholders upon the termination of any particular offering. See the section entitled "Plan of Distribution" for further information.

2004 Financing

On May 10, 2004, we entered into a purchase agreement with several investors. The transactions contemplated by the purchase agreement is referred to as the 2004 financing in this prospectus. Under a purchase agreement, referred to as the Purchase Agreement, we issued and sold an aggregate 6,000,000 shares of common stock and warrants to purchase an aggregate of 3,000,000 of common stock at an exercise price equal to $3.00 per share of common stock. See the section entitled “Description of Capital Stock - Warrants” for a detailed description of these warrants. We completed the 2004 financing on May 10, 2004 and received gross proceeds from the issuance and sale of our common stock in this financing in the amount of $13.5 million.

We also entered into registration rights agreements with the investors in the 2004 financing under which we have agreed to register for resale by the investors the shares of common stock issued and issuable upon exercise of the warrants issued in the 2004 financing. See the section entitled “Description of Capital Stock - Registration Rights,” for a discussion of these registration rights agreements.

Petra Arrangements

On April 1, 2003, we completed a private placement with Petra Mezzanine Fund, L.P. of 333,333 shares of Series A Preferred Stock pursuant to a Series A Preferred Stock Purchase Agreement. See the section entitled “Description of Capital Stock -Preferred Stock,” for a discussion of the Series A Preferred Stock. In connection with the financing of our acquisition of Guideline we issued a warrant to Petra to purchase 675,000 shares of our common stock, at an exercise price of $.01 per share, subject to adjustment for reorganization or distribution of common stock, or the issuance of convertible or option securities. In connection with the financing of our acquisition of Teltech we issued a second warrant to Petra to purchase 70,000 shares of our common stock, at an exercise price of $.01 per share, subject to adjustment for reorganization or distribution of common stock, or the issuance of convertible or option securities. The two warrants issued to Petra are hereinafter referred to as the Petra Warrants. See the section entitled “Description of Capital Stock -Warrants,” for a discussion of the Petra Warrants.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 102,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, par value $0.0001 per share, and 2,000,000 shares of preferred stock, par value $0.0001 per share.

The following is a summary of the material terms of our capital stock. You should refer to our Certificate of Incorporation, as amended, and By-laws and the agreements described below for more detailed information.

Common Stock

As of April 4, 2006, 20,456,254 shares of our common stock were issued and outstanding. The holders of our common stock have one vote per share. Holders of our common stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by our stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes cast at a meeting at which a quorum is present, voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock. Subject to preferences that may be applicable to the holders of any outstanding preferred stock, if any, each holder of our common stock is entitled to receive ratably the dividends, if any, as may be declared by our board of directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to share ratably in all assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and the liquidation preference of any outstanding preferred stock. Pursuant to the New York Business Corporation Law, our Certificate of Incorporation, as amended, and our By-laws, in general, holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

There are currently 333,333 shares of our Series A Preferred Stock, par value $0.0001 per share, currently issued and outstanding. The Series A Preferred Stock is convertible into shares of our common stock one-for-one, subject to adjustment for certain dilutive issuances, splits and combinations. The Series A Preferred Stock is also redeemable at the option of the holder of the Series A Preferred Stock beginning April 1, 2009, at a redemption price of $1.50 per share, or $500,000 in the aggregate, plus all accrued but unpaid dividends. The holder of shares of Series A Preferred Stock is entitled to receive cumulative dividends, prior and in preference to any declaration or payment of any dividend on our common stock, at the rate of 8% on the $500,000 redemption value, per annum, payable through the issuance of additional shares of Series A Preferred Stock. The holder of shares of Series A Preferred Stock has the right to one vote for each share of common stock into which shares of the Series A Preferred Stock could be converted into, and with respect to such vote, the holder of shares of Series A Preferred Stock has full voting rights and powers equal to the voting rights and powers of the holders of our common stock.

We may also issue up to an additional 1,666,667 shares of preferred stock from time to time in one or more series. Our board of directors is authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock, and, within the limitations or restrictions stated in any resolution or resolutions of the board originally fixing the number of shares constituting any series, to increase or decrease, not below the number of shares of any series then outstanding, the number of shares of any series subsequent to the issuance of shares of that series, to determine the designation and par value of any series of preferred stock and to fix the number of shares of any series. Our board may authorize and issue preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. In addition, the issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company. We have no current plans to issue any additional shares of our preferred stock, other than as dividends on our Series A Preferred Stock.

Warrants

3,000,000 of the shares of common stock offered by the selling stockholders other than Petra in this prospectus are offered pursuant to warrants issued in connection with the 2004 financing as described in “2004 Financing” under “Selling Stockholders.” The warrants have a term of exercise beginning on May 10, 2004 and expiring on May 10, 2009, subject to adjustment in certain circumstances. The number of shares issuable upon exercise and the per share exercise price of the warrants is subject to adjustment in the case of any stock dividend, stock split, combination, capital reorganization, reclassification or merger or consolidation. Subject to certain exceptions, the per share exercise price of the warrants and the number of shares for which the warrants are exercisable are also subject to weighted average antidilution adjustment in the case of an issuance of shares of common stock or securities exercisable for or convertible into common stock, at a per share price less than the per share exercise price of the warrants then in effect. The warrants are exercisable by delivering the warrant certificates to us, together with a completed election to purchase and the full payment of the exercise price. We have the one-time right to require that the Warrants be exercised by means of a “net exercise” feature under which we do not receive any cash, but rather, the number of shares issued upon exercise is net of the number of shares withheld by us in lieu of payment of the exercise price. Under limited circumstances, where the closing price of our common stock is at least $4.50, subject to any adjustment for stock splits and similar events, for 20 consecutive trading days during which a registration statement covering the warrant shares is effective, we may call the warrants for 50% of the shares of common stock issuable thereto at a redemption price of $.01 per share then purchasable pursuant to the warrants. Where the closing price of our common stock is at least $6.00, subject to any adjustment for stock splits and similar events, for 20 consecutive trading days during which a registration statement covering the warrant shares is effective, we may call the warrants for 100% or 50%, as applicable, of the shares of common stock issuable thereto at a redemption price of $.01 per share then purchasable pursuant to the warrants. Each of the call rights is subject to a 30 day advance notice by us, which notice period must be extended for a number of days equal to the number of days for which the registration statement covering the warrant shares is not effective.

In connection with the financing of our acquisition of Guideline we issued a warrant to Petra to purchase 675,000 shares of our common stock, at an exercise price of $.01 per share, subject to adjustment for reorganization or distribution of common stock, or the issuance of convertible or option securities. In connection with the financing of our acquisition of Teltech we issued a second warrant to Petra to purchase 70,000 shares of our common stock, at an exercise price of $.01 per share, subject to adjustment for reorganization or distribution of common stock, or the issuance of convertible or option securities.

Registration Rights

In connection with the 2004 financing discussed in the section titled “Selling Stockholders,” we also entered into registration rights agreements with the investors in the 2004 financing under which we have agreed to register for resale by the investors the shares of common stock issued and issuable upon exercise of the warrants issued in the 2004 financing, as such number of shares may be adjusted from time to time. Adjustments are described in the paragraph titled “Warrants” above. Under the registration rights agreement, we agreed to file, at our expense, a registration statement covering the common stock and warrant shares on or prior to June 14, 2004. If this filing date is not met or if the registration statement is not effective on or prior to August 9, 2004, or September 7, 2004 if the Registration Statement is reviewed by the SEC, we will be required to pay to the investors liquidated damages in an amount equal to 1.25% of the aggregate amount paid by the investors for any 30 days by which the filing date or effective date is delayed. We have the right under certain circumstances to delay updating the registration statement or prospectus included in the registration statement during periods while we are in possession of material non-public information that would be required to be included in the prospectus, including during periods between the publication of our quarterly earnings information press release and filing of our quarterly or annual report, as applicable, with the SEC.

Pursuant to an investors rights agreement with Petra, we granted certain registration rights to Petra for shares of our common stock issuable to Petra upon the conversion and surrender of Petra’s preferred stock to us and the 745,000 shares of our common stock issuable to Petra upon exercise of the Petra Warrants. The terms of the investors rights agreement provide Petra, among other things, piggyback registration rights where we are filing a registration statement for a public offering of securities to be issued by us or to be sold by any of our stockholders (excluding registration statements relating to any employee benefit plan or any merger or other corporate reorganization). Pursuant to the investors rights agreement, the Petra Warrant Shares and Conversion Shares are being registered hereunder.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales entered into after the date of this prospectus;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

VALIDITY OF COMMON STOCK

Certain legal matters in connection with the shares of common stock offered hereunder will be passed upon for the Company by Kane Kessler, P.C., 1350 Avenue of the Americas, New York, New York 10019.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedule incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Company’s adoption of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, in connection with the common stock to be sold in this offering. This prospectus is part of the registration statement and does not contain all the information included in the registration statement. For further information about us and the common stock to be sold in this offering, please refer to the registration statement. When a reference is made in this prospectus to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to the registration statement or to one of our previous SEC filings.

We also file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy the registration statement or any other document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” into this prospectus certain information that we file with it. This means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. You should read the information incorporated by reference because it is an important part of this prospectus.

We incorporate by reference the following documents that we previously filed with the SEC pursuant to the Securities Exchange Act:

(a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 30, 2006;

(b) The Company’s Preliminary Proxy Statement on Schedule 14A filed on January 20, 2006;

(c) The Company’s Definitive Proxy Statement on Schedule 14A filed on February 8, 2006;

(d) The Company’s Current Report on Form 8-K dated March 16, 2006, filed on March 16, 2006; and

(e) The Company’s Definitive Proxy Statement on Schedule 14A filed on April 28, 2006.

All of such documents are on file with the Commission. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Delivered with this prospectus is a copy of our most recent Annual Report on Form 10-K. In addition, we hereby undertake to provide without charge to each person, including any beneficial owner of the Common Stock, to whom this prospectus is delivered, on written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Written or oral requests for such copies should be directed to our corporate secretary, c/o Guideline, Inc., 625 Avenue of the Americas, New York, New York 10011; telephone (212) 645-4500. We also make available free of charge through our web site, www.guideline.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, and the proxy statement for our annual meeting of stockholders, as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

10,238,333 Shares

Guideline, Inc.

Common Stock

PROSPECTUS

May 10, 2006

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